December 1, 2020
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, DC 20549-3720

Attention:	Al Pavot
Tracie Mariner
Celeste Murphy
Chris Edwards

Re: Seer, Inc.
Registration Statement on Form S-1
(File No. 333-250035)

Acceleration Request
Requested Date: December 3, 2020
Requested Time: 4:00 P.M. Eastern Time
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Seer, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-250035) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Tony Jefferies at (650) 849-3223 or Christina Poulsen at (650) 849-3245.
The Company understands that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the offering of the securities covered by the Registration Statements.
[Signature page follows]

Securities and Exchange Commission
December 1, 2020

Sincerely,

SEER, INC.

/s/ David Horn

David Horn
Chief Financial Officer

Enclosures
cc:	Omid Farokhzad, M.D., Seer, Inc.
Elona Kogan, Seer, Inc.
Tony Jefferies, Wilson Sonsini Goodrich & Rosati P.C.
Christina Poulsen, Wilson Sonsini Goodrich & Rosati P.C.
Alan Denenberg, Davis Polk & Wardwell LLP